NEW CENTURY COMPANIES

BY FACSIMILE AND U. S. MAIL

Julie Sherman
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	New Century Companies, Inc.
Form 10-KSB for the year ended December 31, 2007
Filed May 15, 2008
Form 10-K for the year ended December 31, 2008
Form 10-q for the period ended March 31, 2009
File No. 000-09459

Dear Ms. Sherman:

We are responding to your letter of February 19, 2010.

Form 10-Q/A for the period ended September 30, 2009.

Comment

1.
Please refer to our prior comment 3. We see that you filed an amendment to your Form 10-Q for the period ended September 30, 2009 on January 21, 2010, but we note that the amendment was not currently signed and dated. Please further amend your Form 10-Q for the period ended September 30, 2009 to provide a document that is currently signed and dated consistent with the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 12b-15. Your amendment must include the entire periodic report as well as currently dated and signed 906 and 302 certifications.

Response:

We are concurrently herewith filing an amendment to the Form 10-Q containing the entire periodic report and certifications with currently dated signatures.

Please advise us if there are additional comments or questions.

Sincerely,

Mr. David Duquette
New Century Companies, Inc.